UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 14F

______________________

Ensign Services, Inc.

(Exact name of registrant as specified in its charter)

Nevada	000-52984	26-1545353
(State or other jurisdiction	Commission	(IRS Employer
of incorporation)	file number	Identification No.)

95A Cach Mang Thang Tam

Quyet Thang Ward

Bien Hoa City

Dong Nai Province, Vietnam

Registrant’s telephone number, including area code 00 84 613 822 486

Copies to:

Richard A. Friedman, Esq.

Marcelle S. Balcombe, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32 nd Floor

New York, New York 10006

Phone: (212) 930-9700

Fax: (212) 930-9725

INFORMATION FILED PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

________________________________________________________________________

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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Introduction

Giới thiệu

This Information Statement is being furnished to holders of record of the common stock, par value US$0.001 per share (“Common Stock”), of Ensign Services, Inc., a Nevada corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

Bản Thông Tin này được cung cấp cho người nắm giữ cổ phiếu phổ thông, mệnh giá 0,001 Mỹ Kim mỗi cổ phiếu (còn được gọi là”Cổ Phiếu Phổ Thông”), của Công ty Ensign Services, một công ty ở Nevada (“Công Ty”, hoặc “chúng tôi”), theo các yêu cầu trong Mục 14(f) của Bộ Luật Giao Dịch Chứng Khoán năm 1934, được sửa đổi bổ sung (“Bộ Luật Giao Dịch”) và Điều Luật 14(f) được ban hành dưới Bộ Luật Giao Dịch.

This Information Statement is being mailed on or about November 12, 2009, by the Company to the holders of record of shares of its Common Stock as of the close of business on November 12, 2009. This information statement is provided to you for information purposes only and based on our best knowledge. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

Bản Thông Tin này được Công Ty gửi cho những người nắm giữ Cổ Phiếu phổ thông vào khoảng ngày12 tháng 11 năm 2009, kể từ khi kết thúc hoạt động vào ngày 12 tháng 11 năm 2009. Bản thông tin này chỉ có mục đích cung cấp thông tin cho quý vị và dựa trên sự hiểu biết tốt nhất của chúng tôi. Chúng tôi không phải là người được ủy quyền pháp lý đối với những điều được miêu tả trong bản Thông Tin này. Quý vị phải đọc bản Thông Tin này thật cẩn thận. Tuy nhiên Quý vị không cần phải có hành động nào.

You are receiving this Information Statement to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the Board effected pursuant to a Share Exchange Agreement, dated as of March 19, 2009, as amended (the "Share Exchange"), with Tin Nghia Petrol Joint Stock Company (“Timex A&S”), and the shareholders of Timex A&S (the “Timex A&S Shareholders”).

Quý vị nhận bản Thông Tin này với mục đích thông báo đến các cổ đông của Công Ty về sự thay đổi quyền kiểm soát Công Ty và thay đổi các thành viên Hội đồng Quản Trị do quy định của Hợp Đồng Chuyển Đổi Cổ Phiếu, vào ngày 19 tháng 03 năm 2009, được sửa đổi bổ sung (“Chuyển Đổi Cổ Phiếu”) với Công ty Cổ Phần Xăng Dầu Tín Nghĩa (còn gọi là “Timex A&S”), và các cổ đông của Timex A&S (“Các Cổ Đông của Timex A&S”).

Change of Control

Thay đổi Điều Hành

Upon the closing of the Share Exchange on August 13, 2009, the Company issued 15,494,200 of its shares to the Timex A&S Shareholders, and 49% of the outstanding shares of Timex A&S’s common stock was transferred from the Timex A&S Shareholders to the Company (the “Initial Acquisition”). In addition, on the Closing Date, the remaining 30,405,800 Acquisition Shares, and the remaining 51% of the outstanding shares of Timex A&S, were placed into an escrow account established pursuant to an escrow agreement entered into in connection with the Share Exchange. Pursuant to the Share Exchange, following the Closing Date, the Company shall have the right to acquire the remaining 51% of the outstanding shares of Timex A&S (the “Subsequent Acquisition”), subject to and in accordance with applicable Vietnamese laws and regulations, in exchange for the remaining 30,405,800 of the Company’s common stock. The closing (“Subsequent Closing”) of the Subsequent Acquisition is subject to the fulfillment of certain conditions including, but not limited to, the receipt of all requisite consents, waivers and approvals by the Company and Timex A&S.

Ngay khi đóng Hợp Đồng Chuyển Đổi Cổ Phiếu ngày 13 tháng 08 năm 2009, Công Ty đã phát hành 15.494.200 cổ phiếu cho các Cổ Đông Timex A&S, và 49% số cổ phiếu đang lưu hành của Timex A&S được Cổ Đông Timex A&S chuyển cho Công ty (“Vụ Mua Bán Đầu Tiên”). Thêm vào đó, vào Ngày Đóng, 30.405.800 số Cổ Phiếu Của Vụ Mua Bán còn lại, và 51% số cổ phiếu đang lưu hành của Timex A&S còn lại, được đưa vào tài khoản phong toả được lập dựa theo hợp đồng phong toả liên kết với Hợp Đồng Chuyển Đổi Cổ Phiếu. Theo Hợp Đồng Chuyển Đổi Cổ Phiếu, sau Ngày Đóng, Công ty sẽ có quyền mua 51% số cổ phiếu đang lưu hành của Timex A&S còn lại (“Vụ Mua Bán Tiếp Theo”), lệ thuộc và theo pháp luật và điều lệ hiện hành Việt Nam, bằng việc đổi lại 30.405.800 số Cổ Phiếu phổ thông còn lại của Công ty. Việc hoàn tất Vụ Mua Bán Tiếp Theo (“Hợp Đồng Đóng Tiếp Theo”) lệ thuộc vào việc đáp ứng các điều kiện bao gồm, nhưng không giới hạn,việc nhận của các thoả thuận cần thiết, các miễn trừ, và phải được đồng thuận bởi Công ty và Timex A&S.

At the Initial closing of the Share Exchange, Quach Van Duc was appointed as President and Chairman of the Company.

Vào ngày Đóng Hợp Đồng Chuyển Đổi Cổ Phiếu Đầu Tiên, ông Quách Văn Đức được bổ nhiệm là Chủ Tịch Công ty.

Particia Skarpa, the Company’s President, tendered her resignation as President of the Company effective upon the closing of the Share Exchange. Ms. Skarpa also tendered her resignation as the sole director of the Company, which shall take effect on the 10th day following the filing of this Form 14(f).

Particia Skarpa, hiện là chủ tịch của Công Ty, đệ trình từ nhiệm Chủ Tịch công ty và có hiệu lực ngay sau thời điểm đóng của Hợp Đồng Trao Đổi Cổ Phiếu. Bà Skarpa đồng thời sẽ từ nhiệm chức vụ Thành Viên HĐQT của Công Ty kể từ ngày thứ 10 sau khi nộp Form 14(f).

On or about the 10th day after the filing of this Form 14(f), Ms. Skarpa’s resignation as a director of the Company shall be effective and the following will be the new directors of the Company:

Sau mười ngày kể từ khi nộp Form 14(f), đơn từ nhiệm của Bà Skarpa khi là HĐQT Công ty sẽ có hiệu lực và các cá nhân sau sẽ là các HĐQT mới của Công ty:

Name	Age	Position
Quach Van Duc	50	President and Chairman (Chủ Tịch Hội Đồng Quản Trị)
Nguyen Thi Bach Huong	51	Director (thành viên Hội đồng Quản trị)
Le Van Danh	49	Director (thành viên Hội đồng Quản trị)
Le Huu Tinh	44	Director (thành viên Hội đồng Quản trị)
Do Van Thang	36	Director (thành viên Hội đồng Quản trị)

The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning the person chosen for our Board of Directors has been furnished to us by such individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

Thông tin trong Bản Thông Tin này sẽ được cung cấp tuân thủ theo mục 14(f) của Luật Chuyển Đổi Cổ Phiếu năm 1934 và điều 14(f) được ban hành dưới đây, liên quan đến người được chọn cho các Ban Quản Trị đã từng được cung cấp cho chúng tôi bởi cá nhân nói trên, và chúng tôi không có trách nhiệm cho độ chính xác, mức độ hoàn thành, hoặc độ công bằng của thông tin này.

A shareholder vote was not required and was not taken with respect to the election of the new directors.

Một cổ đông được đề cử không được yêu cầu và không được bầu cử cho các giám đốc mới.

To the best of the Company’s knowledge, the incoming directors, were not directors and did not hold any positions with the Company and have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC, prior to closing of the Share Exchange, except as disclosed herein. To the best of the Company’s knowledge, the designees have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past 5 years and has not been subject to a finding of any violation of federal or state securities laws

Với sự hiểu biết tốt nhất của Công ty, các thành viên Hội đồng Quản trị sắp tới đây, họ trước đây không phải là các thành viên Hội đồng Quản trị của công ty và không giữ bất kỳ vị trí nào với Công ty và không tham gia vào bất kỳ giao dịch nào với Công ty hoặc các thành viên HĐQT, các giám đốc điều hành, hoặc tổ chức có liên quan được yêu cầu được công bố theo pháp luật và điều lệ của SEC, trước khi đóng Hợp Đồng Chuyển Đổi Cổ Phiếu, ngoại trừ được trình bày ở đây. Với sự hiểu biết tốt nhất của Công ty, các cán bộ điều hành trong tương lai không có tiền án tiều sự (trừ sự vi phạm giao thông, hoặc các hành vi không trọng yếu tương tự), cũng không phải là người tham gia vào các vụ tố tụng dân sự hoặc hình sự trong 5 năm qua (ngoại trừ các vấn đã được xem xét bãi bỏ vì không phạm luật hoặc do đôi bên hòa giải). Những điều này dẫn đến các phán quyết vi phạm pháp luật đối với các cán bộ điều hành trong tương lai của hoặc ngăn chặn lệ thuộc vào, luật chứng khoản của tiểu bang hoặc liên bang, không phải là cán bộ hoặc giám đốc công ty mà nộp vụ kiện tụng thuộc Chương 11 trong vòng 5 năm qua và không lệ thuộc vào việc phát hiện bất kỳ hành vi vi phạm nào của các luật chứng khoán quốc gia hoặc liên bang.

Voting Securities

Cổ phiếu Biểu Quyết

Our authorized capital stock consists of 74,000,000 shares of common stock at a par value of $0.001 per share and 1,000,000 shares of preferred stock at a par value of $0.001 per share. As of November 12, 2009, there were 25,494,800 shares of the Company’s common stock issued and outstanding (not including 30,405,800 shares of common stock held in escrow pursuant to the Escrow Agreement) that are held by approximately 446 stockholders of record. No shares of preferred stock have been issued.

Tổng số cổ phiếu ủy quyền bao gồm 74,000,000 cổ phiếu phổ thông với mệnh giá $0.001 một cổ phiếu và 1,000,000 cổ phiếu ưu đãi với mệnh giá $0.001 một cổ phiếu. Tại thời điểm ngày 12 tháng 11 năm 2009, 25,494,800 cố phiếu phổ thông được phát hành và đang treo (số này không bao gồm 30,405,800 cổ phiếu phổ thông được giữ lại theo Hợp Đồng Phong Tỏa Cổ Phiếu) được sở hữu bởi khoảng 446 cổ đông. Không có cổ phiếu ưu đãi nào được phát hành.

Security Ownership of Certain Beneficial Owners and Management

Quyền Sở Hữu Chứng Khoán của Chủ Sở Hữu và Quản Lý có Lợi ích nhất định

The following table sets forth certain information, as of November 12, 2009 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Bảng biểu sau đề ra những thông tin nhất định, vào ngày 12 tháng 11 năm 2009 đối với các quyền sở hữu mang lại lợi ích của các cổ phiếu phổ thông đang lưu hành (i) của bất kì cổ đông nào nắm giữ hơn năm phần trăm (5%); (ii) của mỗi cán bộ điều hành và giám đốc của Công Ty; và (iii) của nhóm cán bộ điều hành và giám đốc của Công Ty. Trừ trường hợp được chỉ định, mỗi cổ đông liệt kê dưới đây sẽ bầu cử và có quyền đầu tư trên cổ phần được sở hữu.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
Directors and Officers:
Quach Van Duc	12,590,457 (3)	49.39%
Le Huu Tinh	12,590,457 (3)	49.39%
Nguyen Thi bach Huong	2,177,807 (4)	8.54%
Do Van Thang	2,177,807 (4)	8.54%
All officers and directors as a group (4 persons)	14,768,264	57.93%

(1)

Except as otherwise indicated, the address of each beneficial owner is the Company’s address.

Nếu không có trường hợp khác, địa chỉ của cá nhân thụ hưởng lả địa chỉ của Công Ty

(2)

Applicable percentage ownership is based on 25,494,800 shares of common stock outstanding as of November 12, 2009 (not including 30,405,800 shares of common stock held in escrow pursuant to the Escrow Agreement), together with securities exercisable or convertible into shares of common stock within 60 days of November 12, 2009 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of November 12, 2009 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Tỷ lệ phần trăm sở hữu dựa trên số lượng 25,494,800 cổ phiếu phổ thông còn tồn trước ngày 12 tháng 11 năm 2009 (số này không bao gồm 30,405,800 cổ phiếu phổ thông được giữ lại theo Hợp Đồng Phong Tỏa Cổ Phiếu), cùng với số lượng cổ phiếu có quyền chuyển đổi sang cổ phiếu phổ thông trong vòng 60 ngày, kể từ ngày 12 tháng 11 năm 2009 cho từng cổ đông. Cá nhân thụ hưởng được quyết định dựa vào Bộ Luật của Ủy Ban Chứng Khoán Hoa Kỳ và thông thường bao gồm luôn quyền biểu quyết và định hướng đầu tư liên quan đến cổ phiếu. Cổ phiếu phổ thông hiện tại có khả năng chuyển đổi trong vòng 60 ngày kể từ ngày 12 tháng 11 năm 2009 được chuyển cho những người có quyền thụ hưởng giữ với mục đích tính toán phần trăm sở hữu của cá nhân đó, nhưng không được xem như là phần trăm cổ phiếu sở hữu của những cá nhân khác.

(3)

Shares are co-owned by Quach Van Duc and Le Huu Tinh.

Cổ phiếu đồng sở hữu đứng tên bởi ông Quách Văn Đức và ông Lê Hữu Tịnh

(4)

Shares are co-owned by Nguyen Thi Bach Huong and Do Van Thang.

Cổ phiếu đồng sở hữu đứng tên bởi bà Nguyễn thi Bạch Hường và ông Đỗ Văn Thắng

Changes to the Board of Directors

Thay đổi Hội Đồng Quản Trị

The following sets forth the name of the resigning directors and executive officers of the Company, and the principal positions with the Company held by such persons, as well as the new, current directors. The Directors serve one year terms or until his successor is elected. We have not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions due to the limited scope of our operations in the past and the short time elapsed since the closing on Exchange Agreement, but we plan to establish some or all of such committees in the future. All such applicable functions have been performed by the Board of Directors as a whole. There are no family relationships among any of the Directors, nominees or executive officers.

Sau đây quy định là việc từ chức của các thành viên HĐQT, Ban Điều Hành Công Ty và các vị trí chủ chốt cũng như thể hiện các thành viên hội đồng quản trị mới. Các thành viên hội đồng quản trị phục vụ nhiệm kỳ 01 năm cho đến khi người kế nhiệm được bầu. Chúng tôi không có kiểm toán hiện tại, hội đồng lương bổng hay hội đồng bổ nhiệm của HĐQT hay Ủy ban thực hiện công việc chức năng tương tự do việc giới hạn phạm vi hoạt động cùa chúng tôi trong quá khứ và hạn chế thời gian tại thời điểm đóng của hợp đồng trao đổi cổ phiếu, nhưng chúng tôi có kế hoạch thành lập các Ủy Ban trong tương lai. Tất cả các chức năng được áp dụng được thực hiện bởi HĐQT là tất cả. Không có quan hệ gia đình giữa các Ủy viên, hay ban điều hành với nhau.

There are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the Directors or executive officers.

Không có các vụ kiện pháp lý trọng yếu nào đối với các thành viên HĐQT, ban điều hành hay các bên liên quan của công ty mà được biết bởi Công ty, hay bất kỳ chủ sở hữu sỡ hữu trên 5% loại cổ phiếu có quyền biểu quyết của Công ty hay bất cứ bên liên quan nào của các bên là một phần bất lợi với Công ty hay gây ảnh hưởng bất lợi trọng yếu đến lợi ích của Công ty. Không có vụ kiện tụng pháp lý nào được biết bởi Công ty mà gây nghiêm trọng đến sự đánh giá khả năng hay tính chính trực cùa bất kỳ thành viên HĐQT, hay ban điều hành.

Resigning Directors and Executive Officers

HĐQT và Ban Điều Hành Từ Nhiệm

Patricia Skarpa, President and Director

Chủ tịch & Giám đốc

Ms. Skarpa served as President of the Company from March 2007 until the closing of the Share Exchange. Prior to that, she was an executive/legal secretary at Deloitte & Touche (February 1983 through February 1991), Crady, Jewett & McCully, LLP (February 1991 through October 1993), and John M. Young, Attorney-at-Law (October 1993 through October 2005). From October 2005 to March 2007, she performed services on an independent contractor basis. She also has owned and managed Exclusive Building Services, an unincorporated commercial janitorial services company which is still in limited operation. All of these entities were located in the Houston, Texas area.

Bà Skarpa giữ chức Chủ tịch của Công Ty kể từ tháng 03/2007 đến ngày đóng của hợp đồng Chuyển Đổi Cổ Phiếu. Trước đó, bà là thư ký điều hành/ luật pháp tại Deloitte & Touche (từ tháng 02/1983 đến tháng 02/1991), Crady, Jewett & McCully, LLP (từ tháng 02/1991 đến tháng 10/1993), và John M. Young, Attorney-at-Law (từ thàng 10/1993 đến tháng 10/2005). Kề từ tháng 10/2005 đến tháng 03/2007 bà làm việc dưới tư cách một nhà thầu độc lập. Bà còn sở hữu và điều hành Exclusive Building Services, một công ty không mang tính pháp nhân cung cấp những dịch vụ thương mại hiện đang hoạt động một cách giới hạn. Tất cả các pháp nhân trên đều tại Houston, vùng Texas.

Incoming Directors and Current Officers

HĐQT Mới và Ban Điều Hành Hiện Thời

Quach Van Duc, President and Chairman

Chủ Tịch

Quach Van Duc, 50, has been President and Chairman of the Board of Directors of Timex Petrol since November 2008. Since January 2004, Mr. Van Duc has been Chairman and President of Tin Nghia Company, Timex A&S’s current parent company. Mr. Quach Van Duc received a BA from Ho Chi Minh University of Economics.

Ông Quách Văn Đức, 50 tuổi là Chủ tịch HĐQT của Timex Petrol kể từ tháng 11/2008. Từ tháng 01/2004, ông Văn Đức là Chủ tịch HĐQT của Công ty Tín Nghĩa, hiện là công ty mẹ của Timex A&S. Ông Quách Văn Đức tốt nghiệp ĐH Kinh Tế TP.HCM.

Nguyen Thi Bach Huong, Director

Thành Viên Hội đồng Quản Trị

Nguyen Thi Bach Huong, 51 has been Member of the Board of Management of Timex Petrol since November 2008. Mr. Huong has been Deputy General Director of Tin Nghia Company since January 2004. Ms. Huong received a BA from Ho Chi Minh Univesity of Economics and Bachelor of Law from Ho Chi Minh University.

Nguyễn Thị Bạch Hường, 51 tuổi là Thành Viên HĐQT của Timex PETROL kể từ tháng 11/2008. Bà Hường cũng là Phó Tổng Giám Đốc của Công ty Tín Nghĩa từ tháng 01/2004. Bà có bằng ĐH Kinh Tế TP.HCM và bằng ĐH Luật TP.HCM.

Le Van Danh, Director

Thành Viên HĐQT

Le Van Danh, 49 was Chief Executive Officer and a Member of the Board of Directors of Timex Petrol from November 2008 until the Closing Date, and Director of Old Timex from July 2008 to October 2008. From July 2003 to June 2008, Mr. Danh was Director of Hotel & Tourism, Service & Trade Center. Mr. Danh received a BA and an MBA from Ho Chi Minh University of Enconomics.

Ông Lê Văn Danh, 49 tuổi, đã từng là Giám Đốc Điều Hành và là Thành Viên của Ban Quản Trị của Công Ty Timex Petrol từ tháng 11 năm 2008 đến Thời Điểm Đóng, và là Thành viên HĐQT của Timex Petrol từ tháng 7 năm 2008 đến tháng 10 năm 2008. Từ tháng 7 năm 2003 đến tháng 6 năm 2008, Ông Danh giữ chức vụ Giám Đốc hệ thống Khách sạn & Du lịch thuộc Trung Tâm Dịch Vụ & Thương mại. Ông Danh đã tốt nghiệp bằng Cử Nhân Quản Trị Kinh Doanh và Thạc Sỹ Quản Trị Kinh Doanh của trường Đại Học kinh tế thành phố Hồ Chí Minh.

Le Huu Tinh, Director

Thành Viên HĐQT

Le Huu Tinh, 44, has been a Member of the Board of Management of Timex Petrol since November 2008. Since May 2007 Mr. Tinh has been Vice General Director of Tin Nghia Company. From January 2004 to April 2007 Mr. Tinh was Chief Accountant of Tin Nghia Company. Mr. Tinh received a BA, MBA and PhD from Ho Chi Minh University of Economics.

Ông Lê Hữu Tịnh, 44 tuổi, là Thành Viên Ban Quản Trị của Timex Petrol từ tháng 11 năm 2008. Từ tháng 5 năm 2007, Ông Tịnh là Phó Tổng Giám Đốc của Công Ty Tín Nghĩa. Từ tháng 1 năm 2004 đến tháng 4 năm 2007, Ông Tịnh đã giữ chức vụ Kế Toán Trưởng của Công Ty Tín Nghĩa. Ông Tịnh đã lấy bằng Cử Nhân Quản Trị Kinh Doanh, Thạc Sỹ Quản Trị Kinh Doanh, và Tiến Sỹ từ Trường ĐH Kinh Tế Tp.HCM.

Do Van Thang, Director

Thành Viên HĐQT

Do Van Thang, 36 has been a Member of the Board of Directors of Timex Petrol since November 2008. Mr. Van Thang has been Manager—Financial Department of Tin Nghia Company since April 2008. Mr. Thang was Specialist at Dong Nai Finance Department from December 1994 to February 2008. From July 2002 to July 2007, Mr. Thang studied at Nottingham University, UK for Ph. D Degree. Mr. Thang received an MBA from Maastricht School of Management, Netherland.

Ông Đỗ Văn Thắng,, 36 tuổi, là Thành Viên HĐQT của Timex Petrol từ tháng 11 năm 2008. Ông Thắng hiện là Giám đốc Tài Chính của Công Ty Tín Nghĩa kể từ tháng 4 năm 2008. Ông Thắng là Chuyên Viên tại Sở Tài Chính Tỉnh Đồng Nai từ tháng 12 năm 1994 đến tháng 2 năm 2008. Từ tháng 7 năm 2002 đến tháng 7 năm 2007, Ông Thắng theo học Tiến Sỹ tại Đại Học Nottingham, Anh Quốc. Ông Thắng tốt nghiệp bằng Thạc Sỹ QTKD tại Trường Quản Trị Maastricht, Hà Lan.

Executive Compensation

Thù Lao Giám Đốc Điều Hành

As of the date hereof, no compensation is due to the executive officers of the Company.

Kể từ ngày hôm nay, không có khoản thù lao nào phải trả cho các cán bộ điều hành của Công Ty

Transactions with Related Persons, Promoters and Certain Control Persons

Giao dịch với Các Thể Nhân Có Liên Quan, Các Nhà Tài Trợ và Các Thể Nhân Điều Hành Cụ Thể

During its last completed fiscal year, Ensign operated out of office space located at 914 Park Knoll Lane, Katy, TX 77450 provided to us by its sole officer, Patricia Skarpa at no cost. Ms. Skarpa incurred no incremental costs as a result of Ensign’s using the space. Therefore, she did not charge Ensign for its use. There was no written lease agreement.

Trong suốt năm tài chính vừa qua, Ensign đã hoạt động ngoài khu vực văn phòng công ty, đặt tại 914 Park Knoll Lane, Katy, Texas 77450, do thành viên HĐQT duy nhất của Ensign, Bà Patricia Skarpa cung cấp miễn phí. Bà Skarpa không chịu một khoản phí nào từ việc Ensign sử dụng văn phòng trên. Do đó, Bà sẽ không yêu cầu Ensign trả tiền sử dụng. Không có hợp đồng thuê nào.

Section 16(a) Beneficial Ownership Reporting Compliance

Mục 16(a) – Tuân Thủ Báo Cáo về Quyền Sở Hữu của Người Thụ Hưởng

Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission "SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Mục 16(a) của Bộ Luật Giao Dịch yêu cầu các cán bộ điều hành, thành viên HĐQT và thể nhân của Công Ty mà sở hữu hơn 10% tông số cổ phần đã đăng ký của Công Ty, phải nộp báo cáo về quyền sở hữu trên cùng những thay đổi về quyền sở hữu đó cho Ủy Ban Giao Dịch Chứng Khoán Hoa Kỳ (SEC) và Tổ Chức Môi Giới Chứng Khoán Quốc Gia. Các cán bộ điều hành, thành viên HĐQT và những cổ đông giữ hơn 10% cổ phần được quy định của SEC yêu cầu phải cung cấp cho Công Ty các bản sao của mọi báo cáo nói trên đã được nộp cho SEC.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2008, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Dựa trên duy nhất ý kiến xem xét đối với bản sao các mẫu báo cáo mà Công Ty nhận được, hoặc dựa trên các văn bản giải trình do chính cá nhân cụ thể được yêu cầu phải nộp báo cáo, Công Ty tin rằng, trong suốt năm 2008, kết thúc vào 31 tháng 12, các cán bộ điều hành, thành viên HĐQT và cổ đông nắm giữ trên 10% cổ phần đã tuân thủ mọi yêu cầu nộp báo cáo theo Mục 16(a).

Director Independence

Tính Độc Lập của Thành Viên Ban Quản Trị

Patricia Skarpa, is not independent as defined under the Nasdaq Marketplace Rules. Ms. Skarpa will resign as the sole director of the Company, upon the Company’s meeting its information obligations under Share Exchange Act, and will be replaced by the directors of Timex A&S.

Patricia Skarpa không độc lập như đã nhắc đến theo Các Điều Luật Thị Trường Nasdaq. Bà Skarpa sẽ từ nhiệm khỏi chức vụ HĐQT duy nhất của Công Ty, dựa trên cuộc họp của Công Ty và thông tin của nó và nghỉa vụ theo như Bộ Luật Giao Dịch Cổ Phiếu, và sẽ được thay thế bởi các thành viên ban quản trị của Timex A&S.

Compensation of Directors

Thù Lao Thành Viên Ban Quản Trị

Currently, we do not compensate our directors for their time spent on behalf of our Company, but they are entitled to receive reimbursement for all out of pocket expenses incurred for attendance at our Board of Directors meetings.

Hiện tại, chúng tôi không trả thù lao cho các thành viên ban quản trị của mình vì những thời gian mà họ hoạt động thay mặt cho Công Ty, nhưng họ sẽ có quyền nhận khoản tiền hoàn trả cho những chi phí phát sinh do tham gia những buổi họp Hội Đồng Quản Trị.

Pension and Retirement Plans

Các Kế Hoạch Lương Hưu hoặc Hưu Trí

Currently, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees, in the event of retirement. There are also no compensatory plans or arrangements with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with our company, or from a change in the control of our Company.

Hiện nay chúng tôi không có chế độ cho bất kỳ khoản trợ cấp hàng năm, lương hưu hay lợi tức hưu trí nào cho các cán bộ, giám đốc hay nhân viên của mình khi họ nghỉ hưu. Ngoài ra cũng chưa có kế hoạch hoặc thỏa thuận về thù lao liên quan đến việc bất kỳ cá nhân được đề cập ở trên sẽ từ nhiệm, nghỉ hưu hay bất kỳ sự bãi bỏ hợp đồng lao động với công ty chúng tôi, hoặc những thay đổi trong cơ cấu quản lý của Công Ty.

Employment Agreements

Hợp Đồng Lao Động

We do not have written employment agreements with any of our key employees.

Chúng tôi không có hợp đồng lao động với bất kỳ nhân viên chủ chốt nào trong Công Ty.

Audit Committee

Ủy Ban Kiểm Toán

Presently the Board of Directors is performing the duties that would normally be performed by an audit committee. We intend to form a separate audit committee, and are considering independent persons for appointment to the board of directors, including someone who may be qualified as a financial expert to serve on the audit committee.

Hiện tại Ban Quản Trị đang thực hiện nhiệm vụ như hội đồng kiểm toán. Chúng tôi dự định hình thành một ban kiểm toán riêng biệt, và đang xem xét các cá nhân độc lập cho việc bổ nhiệm ban quản trị, bao gổm người nào đó có thể có đủ tư cách là một chuyên gia tài chính để phục vụ cho ban kiểm toán

No Dissenters' Rights

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. No vote or other action is being requested of the Company’s stockholders.

Bản Thông Tin này chỉ với mục đích thông báo, không liên quan đến bất kỳ cuộc họp cổ đông nào. Không có bất kỳ sự bỏ phiếu hay đòi hỏi gì khác hướng đến cổ đông của Công Ty.

This Information Statement is based on our best knowledge and provided for informational purposes only.

Bản Thông Tin này được dựa trên những hiểu biết tốt nhất của chúng tôi và chỉ được cung cấp với mục đích thông báo.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

Bản Thông Tin này đã được nộp cho SEC và có thể được tìm thấy tại trang điện tử www.sec.gov.

SIGNATURE

CHỮ KÝ

Pursuant to the requirements of the Securities Exchange Act of 1934, Ensign Services, Inc. has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

Theo yêu cầu của Luật Giao Dịch Chứng Khoán 1934, Ensign Services, Inc. đã thực hiện đúng đắn để báo cáo này được ký bởi người đại diện ký bên dưới đã được ủy quyền đúng cách.

DATED: November 12, 2009

Ensign Services, Inc.

By: /s/ Quach Van Duc

President

Quach Van Duc